UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)*

Atlassian Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

049468 101
(CUSIP Number)

December 31, 2022
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐ Rule 13d-1(b)

    ☐ Rule 13d-1(c)

    ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 049468 101
1		NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS Scott Farquhar
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 53,623,846 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 53,623,846 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,623,846 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.5% (2)(3)(4)
12		TYPE OF REPORTING PERSON IN

(1)	Represents one share of Class B Common Stock held by Scott Farquhar and 53,623,845 shares of Class B Common Stock held by Skip Enterprises Pty Limited as trustee of the Farquhar Family Trust. The reporting person has sole voting power and sole dispositive power with respect to these shares.
(2)	Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Certificate of Incorporation. In addition, each share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon any transfer, except for certain permitted transfers described in the Issuer's Certificate of Incorporation.
(3)	The percent of class was calculated based on 149,039,165 shares of Class A Common Stock outstanding as of December 31, 2022, as reported by the Issuer to the reporting person, plus 53,623,846 shares of Class B Common Stock beneficially owned by the reporting person, which are treated as converted into an equivalent number of shares of Class A Common Stock only for the purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.
(4)	There were 149,039,165 shares of Class A Common Stock and 107,247,693 shares of Class B Common Stock outstanding as of December 31, 2022, as reported by the Issuer to the reporting person, including the 53,623,846 shares of Class B Common Stock beneficially owned by the reporting person. The 53,623,846 shares of Class B Common Stock held by the reporting person represent approximately 43.90% of the aggregate combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.

Item 1
(a) Name of Issuer:
Atlassian Corporation
(b) Address of Issuer’s Principal Executive Offices:
350 Bush Street, Floor 13, San Francisco, California 94104
Item 2
(a) Name of Person Filing:
Scott Farquhar
(b) Address of Principal Business Office or, if None, Residence:
Level 6, 341 George Street, Sydney, NSW 2000, Australia
(c) Citizenship:
Australia
(d) Title of Class of Securities:
Class A Common Stock
(e) CUSIP Number:
049468 101

Item 3    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)    [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)    [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)    [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)    [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)    [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)    [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)    [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4    Ownership.
(a) and (b)
Amount Beneficially Owned and Percent of Class:
53,623,846 shares of Class B Common Stock, representing one share held of record by Scott Farquhar and 53,623,845 shares held of record by Skip Enterprises Pty Limited as trustee of the Farquhar Family Trust, which when such shares are treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, represent approximately 26.46% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The percent of class was calculated based on 149,039,165 shares of Class B Common Stock outstanding as of December 31, 2022, plus 53,623,846 shares of Class B Common Stock beneficially owned by the reporting person. There were 149,039,165 shares of Class A Common Stock and 107,247,693 shares of Class B Common Stock outstanding as of December 31, 2022. The 53,623,846 shares of Class B Common Stock held by the reporting person represent approximately 43.90% of the aggregate combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.
(c)    Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote: 53,623,846
(ii)    Shared power to vote or to direct the vote: 0
(iii)    Sole power to dispose or to direct the disposition of: 53,623,846
(iv)    Shared power to dispose or to direct the disposition of: 0
Item 5    Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8    Identification and Classification of Members of the Group.
Not applicable.
Item 9    Notice of Dissolution of Group.
Not applicable.
Item 10    Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2023

		By:	/s/ Stuart Fagin
Stuart Fagin
Attorney in Fact for Scott Farquhar

LIMITED POWER OF ATTORNEY FOR REPORTING UNDER SECTION 16(a)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
Atlassian Corporation
KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of (i) the Co-Chief Executive Officer of Atlassian Corporation, a Delaware corporation (the “Company”), who are currently Michael Cannon-Brookes and Scott Farquhar, (ii) the Company’s Chief Financial Officer, who is currently Joe Binz, (iii) the Company’s Chief Administrative Officer or Chief Legal Officer, who is currently Erika Fisher, (iv) the Company’s General Counsel, who is currently Stan Shepard, (v) the Company’s Deputy General Counsel - Corporate, who is currently Stuart Fagin, (vi) the Company’s Head of Stock Administration, who is currently Veena Bhatia, and (vii) the Company’s Head of Corporate Legal, who is currently Grant Reid, signing singly, the undersigned’s true and lawful attorney-in-fact to:
(1) execute for and on behalf of the undersigned any Schedule 13D or Schedule 13G (including any amendments thereto), and Form 3, 4, or 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder;
(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file any such form with the United States Securities and Exchange Commission and any stock exchange or similar authority, including completing and executing a Uniform Application for Access Codes to File on Edgar on Form ID; and
(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Schedule 13, Regulation 13D-G or Section 16 of the Securities Exchange Act of 1934.
This Power of Attorney supersedes any power of attorney previously executed by the undersigned regarding the purposes outlined in the first paragraph hereof ("Prior Powers of Attorney"), and the authority of the attorneys-in-fact named in any Prior Powers of Attorney is hereby revoked.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Form 3, 4, or 5, unless earlier (a) revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact or (b) superseded by a new power of attorney regarding the purposes outlined in the first paragraph hereof dated as of a later date.
(Signature page follows)

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of September 30, 2022.

/s/ Scott Farquhar
Signature

Scott Farquhar
Print Name